VELOCITYHEALTH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Cash	$	214,641
Accounts receivable		69,375
Due from related party		10
Right-of-Use Asset		26,869
Total Assets	$	310,895

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	58,148
Lease liability		26,869
Due to stockholder		18,321
Total liabilities		103,338

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		105,433
Retained earnings		102,114
Total Stockholder's Equity		207,557
Total Liabilities and Stockholder's Equity	$	310,895